NO ACT

NB
3-5-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

DIVISION OF
CORPORATION FINANCE

09038705

March 6, 2009

Received SEC
MAR 0 6 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-6-09

Geoffrey W. Edwards
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716-0215

Re: Wal-Mart Stores, Inc.

Dear Mr. Edwards:

This is in regard to your letter dated March 5, 2009 concerning the shareholder proposal submitted by the Elizabeth R. Welsh Revocable Trust for inclusion in Wal-Mart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Wal-Mart therefore withdraws its January 30, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Shelley Alpern
Vice President
Director of Social Research and Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

WAL★MART

Legal Department

Geoffrey Edwards, Assistant General Counsel
geoffrey.edwards@walmartlegal.com

702 SW 8th Street
Bentonville, AR 72716-0215
Direct 479.204.6483
Main 479.273.4505
www.walmart.com

Geoffrey W. Edwards
Assistant General Counsel

March 5, 2009

DELIVERY VIA FEDEX AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, NE
Washington, D.C. 20549

Re: Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of Trillium Asset Management Corporation on behalf of the Elizabeth R. Welsh Revocable Trust to Wal-Mart Stores, Inc. Pursuant to Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 30, 2009, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that Wal-Mart Stores, Inc. (the "Company") could properly exclude from its proxy materials for its 2009 Annual Shareholders' Meeting a shareholder proposal (the "Proposal") submitted to the Company by Trillium Asset Management Corporation on behalf of its client, the Elizabeth R. Welsh Revocable Trust (the "Proponent").

Attached as Exhibit A is a letter from the Proponent to the Company transmitted on March 3, 2009, stating that the Proponent withdraws the Proposal. In reliance on this letter, we hereby withdraw our January 30, 2009 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (479) 204-6483 if you have any questions or require additional information.

A copy of this letter and the enclosures is being sent to the Proponent by overnight delivery service.

Respectfully Submitted,

Geoffrey W. Edwards
Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Elizabeth R. Welsh Revocable Trust
c/o Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
Attention: Shelly Alpern

Enclosure

DAL:730395.1

Exhibit A

Proponent's Letter Dated March 3, 2009

[begins on next page]

TRILLIUM ASSET MANAGEMENT®
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

March 3, 2009

Mr. Geoffrey W. Edwards
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Dear Mr. Edwards:

Trillium Asset Management Corporation hereby withdraws the shareholder proposal titled "Report on the Employee Free Choice Act Lobbying Activities and Expenses" filed on behalf of Elizabeth Welsh.

Sincerely,

Shelley Alpern
Vice President
Director of Social Research and Advocacy
Trillium Asset Management Corporation

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO
369 Pine Street, Suite 711
San Francisco, California 94104-3310
T: 415-392-4806 F: 415-392-4535
800-933-4806

BOISE
950 W. Bannock Street, Suite 530
Boise, Idaho 83702-6118
T: 208-387-0777 F: 208-387-0278
800-567-0538

WAL★MART

Legal
Corporate Division

702 SW 8th Street
Bentonville, AR 72716
Phone 479.204.6483
www.walmart.com

Geoffrey W. Edwards
Assistant General Counsel

January 30, 2009

<u>DELIVERY VIA FEDEX</u>
<u>AND EMAIL</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.— Proposed Omission of Shareholder Proposal of Trillium Asset Management Corporation Pursuant to Rule 14a-8.

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "*Company*"), files this letter under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude a shareholder proposal (the "*Proposal*") from the Company's proxy materials for its 2009 Annual Shareholders' Meeting (the "*2009 Proxy Materials*"). The Proposal was submitted by Trillium Asset Management Corporation ("*Trillium*") on behalf of its client, the Elizabeth R. Welsh Revocable Trust (the "*Proponent*"). For the reasons stated below, the Company asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") recommend to the Commission that no enforcement action be taken if the Company excludes the Proposal from its 2009 Proxy Materials. A copy of the Proposal, along with the related cover letter, is attached hereto as <u>Exhibit A</u>. In accordance with Rule 14a-8(j), we are providing six copies of this letter and its attachments to the Commission.

The Company intends to commence printing the 2009 Proxy Materials on or about April 15, 2009, so that it may begin mailing the 2009 Proxy Materials no later than April 20, 2009. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. <u>Ground for Exclusion</u>.

The Company received the Proposal after the deadline for submission of shareholder proposals. Therefore, the Company may exclude the Proposal pursuant to Rule 14a-8(f)(1).

Rule 14a-8(e)(1) states that, in order to be eligible for inclusion in a company's proxy materials, a shareholder's proposal for such company's annual meeting must be submitted by the deadline found in the company's prior year proxy statement. Rule 14a-8(e)(2) explains how this deadline is calculated in the case of a regularly scheduled annual meeting, stating that a proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for the submission to be deemed timely for Rule 14a-8 purposes. Rule 14a-8(f)(1) permits a company to exclude from its proxy materials any shareholder proposal submitted after the properly determined deadline for submitting such proposals. Rule 14a-8(f)(1) further allows a company to exclude a shareholder proposal without sending a 14-day notice of deficiency if the deficiency cannot be remedied, such as when a shareholder fails to submit a proposal by a properly determined deadline.

Consistent with the requirements of Rule 14a-8(e)(2), the Company disclosed in its proxy statement relating to its 2008 Annual Shareholders' Meeting (the "*2008 Proxy Statement*") that December 23, 2008 was the deadline for submitting shareholder proposals for inclusion in the 2009 Proxy Materials (the "*Deadline*"). In the 2008 Proxy Statement, under the heading "Submission of Shareholder Proposals," the Company stated: "If you want to present a proposal for possible inclusion in our 2009 proxy statement pursuant to the SEC's rules, send the proposal to Gordon Y. Allison, Vice President and General Counsel, Corporate Division, 702 Southwest 8th Street, Bentonville, Arkansas 72716-0215, by registered, certified, or express mail. Shareholder proposals for inclusion in our proxy statement for the 2009 Annual Shareholders' Meeting must be received on or before December 23, 2008." December 23 is 120 days before April 22, which is the date the Company filed its 2008 Proxy Statement with the Commission and commenced mailing the 2008 proxy materials to shareholders.

The Company did not receive the Proposal by any means of delivery or communication until three days after the Deadline. Trillium apparently attempted to deliver a paper copy of the Proposal to the Company by means of Optima Worldwide Shipping, which in turn appears to have delivered the Proposal to FedEx. However, the FedEx package containing the Proposal was not received by the Company until December 26, 2008, three days after the Deadline. FedEx tracking information reflects that the Proposal was picked up by Federal Express in Medford, Massachusetts at 7:03 p.m. on December 23, 2008, which was the Deadline for *receipt* of proposals by the Company. The FedEx tracking information also shows that FedEx did not deliver or attempt to deliver the package containing the Proposal to the Company until December 26, 2008, three days after the Deadline. A copy of the shipping labels and delivery tracking information for the Proposal is attached hereto as Exhibit B.

The cover letter accompanying the Proposal indicates that Trillium intended to transmit the Proposal to the Company by facsimile transmission and lists a fax number to which the Proposal would be transmitted. The telephone number shown on Trillium's cover letter is not a valid number for any of the Company's facsimile machines at its corporate headquarters. While the Company has numerous facsimile machines throughout its corporate headquarters, the Company has made reasonable efforts to ascertain if, in fact, a facsimile transmission of the Proposal was received on or before December 23, 2008 and has not found any evidence that such a facsimile transmission was received. In a telephone conference between the undersigned and Lyell Cadet, a representative of Trillium, held on January 13, 2009, Trillium's representative admitted that a review of Trillium's facsimile transmission records confirmed that Trillium's attempt to fax the Proposal to the Company was unsuccessful.

The Staff has strictly construed the Rule 14a-8 deadline in the past and has permitted companies to exclude from their proxy materials those proposals received at the companies' principal executive offices even one day after the deadline for receipt. *See, e.g., Smithfield Foods, Inc.* (available June 4, 2007); *International Business Machines Corporation* (available December 5, 2006); *American Express Company* (available December 21, 2004). Supporting these interpretations in its no-action letters, the Staff has informed stockholders that they should submit proposals "well in advance of the deadline and by a means that allows the stockholder to demonstrate the date the proposal was received at the company's principal executive offices." Staff Legal Bulletin No. 14 (July 13, 2001).

In the January 13, 2009 telephone conference between the Company and Trillium, Trillium's representative indicated that Trillium intended to oppose any effort by the Company to exclude the Proposal on timeliness grounds by arguing that its late submission should be excused because adverse weather conditions delayed the delivery of the Proposal to the Company. However, the Staff has made clear that inclement weather conditions do not excuse strict compliance with the requirements of Rule 14a-8(e)(1) where delivery of a proposal occurs after the stated deadline. *See JP Morgan Chase & Co.* (available February 8, 2005). Further, even if adverse weather conditions had not existed, it appears unlikely that the Proposal would have been delivered by the Deadline given the fact that, as the FedEx tracking information shows, the package was not picked up by FedEx for shipping until after the close of business on the Deadline. Therefore, the earliest that the Proposal could have been delivered to the Company was December 24, 2008, a day after the Deadline.

Trillium was well aware of the importance of submitting the Proposal in a timely manner and of the consequences of not submitting the Proposal by the Deadline. Another company recently sought to exclude a previous proposal made by Trillium on behalf of one of its clients from that company's proxy materials as a result of Trillium's failure to submit the proposal to that company by the announced deadline for submission of proposals. The no-action letter was withdrawn after Trillium withdrew its proposal from the company's proxy materials. *See Ford Motor Company* (available February 7, 2007). Trillium had ample notice of the Deadline and simply failed to act prudently to ensure timely submission and delivery of the Proposal to the Company. In view of the foregoing, the Company has concluded that it may exclude the Proposal from the 2009 Proxy Materials in reliance on Rule 14a-8(f)(1).

II. <u>Conclusion.</u>

The Company hereby requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2009 Proxy Materials. Should the Staff disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the

Proposal may properly be excluded from the 2009 Proxy Materials.

By copy of this letter, the Company is notifying the Proponent of the Company's intention to omit the Proposal from its 2009 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,
Wal-Mart Stores, Inc.

Geoffrey W. Edwards
Assistant General Counsel

cc: Elizabeth R. Welsh Revocable Trust
c/o Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
Attention: Shelly Alpern

Exhibit A

Proposal

[begins on next page]

TRILLIUM ASSET MANAGEMENT®
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

December 22, 2008

Mr. Thomas D. Hyde, Executive Vice President
Legal, Compliance, Ethics and Corporate Secretary
Wal-Mart Stores, Inc.
702 SW Eighth Street
Bentonville, AR 72716

Via fax (479-273-4053) and Overnight Mail

Dear Mr. Hyde:

Trillium Asset Management Corporation ("Trillium") is an investment firm based in Boston, Massachusetts specializing in socially responsible asset management.

I am authorized to notify you of our intention to file the enclosed shareholder resolution. Trillium submits this resolution for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Trillium submits this proposal on behalf of our client, Elizabeth R. Welsh Revocable Trust, which is the beneficial owner, per Rule 14a-8, of more than $2,000 worth of Wal-Mart Stores, Inc. common stock acquired more than one year prior to this date. We will provide verification of ownership from our custodian separately upon request. We will send a representative to the stockholders' meeting to move the resolution as required by the SEC rules.

I can be reached at 617-292-8026, x248 and look forward to your response.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Director of Social Research and Advocacy

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO
369 Pine Street, Suite 711
San Francisco, California 94104-3310
T: 415-392-4806 F: 415-392-4535
800-933-4806

BOISE
950 W. Bannock Street, Suite 530
Boise, Idaho 83702-6118
T: 208-387-0777 F: 208-387-0278
800-567-0538

Report on the Employee Free Choice Act Lobbying Activities and Expenses

Resolved: Shareholders of Wal-Mart Stores, Inc. (the "Company") request that the Board of Directors prepare a report by September 30, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Employee Free Choice Act, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.

Supporting Statement

The Employee Free Choice Act (H.R. 800) would modernize the National Labor Relations Act by streamlining the process through which employees form, join, or assist labor organizations as well as providing for mandatory injunctions for unfair labor practices during organizing efforts. It was designed to remedy the well-documented problem of income disparity in the United States by giving employees a voice at work and to reduce the growing number of labor law violations committed by employers each year. According to Human Rights Watch, "[F]reedom of association is a right under severe, often buckling pressure when workers in the United States try to exercise it."

The Center for Economic and Policy Research estimated that one in five employers whose workers are trying to form a union fire at least one employee. American Rights at Work reported that 49 percent of employers studied had threatened to close or relocate all or part of the business if workers elected to form a union.

President-elect Barack Obama supports enactment of the Employee Free Choice Act and it was approved by the U.S. House of Representatives, 241-185, on March 1, 2007. It was filibustered in the United State Senate, despite gaining majority support.

Our Company has been mobilizing its U.S. store managers and department supervisors to oppose the Employee Free Choice Act. According to the Wall Street Journal, "thousands of Wal-Mart store managers and department heads have been summoned to mandatory meetings at which the retailer stresses the downside for workers if stores were to be unionized." (WSJ, 8/1/2008)

Since the twin issues of income disparity and the Employee Free Choice Act have become major public policy issues, the Congress has repeatedly reviewed the merits of amending and modernizing the National Labor Relations Act. The 111th Congress and the President will again consider the merits of the Employee Free Choice Act.

Shareholders of the Company need comprehensive information on the Company's lobbying and related activities concerning the Employee Free Choice Act to determine how the Company is protecting and enhancing shareholder value with respect to the rights of employees.